EXHIBIT 99.1

Centerra Gold Announces Acquisition of the Goldfield District Development Project in Nevada

TORONTO, Feb. 22, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that it has entered into a definitive agreement whereby Centerra, through its subsidiary Centerra (U.S.) Inc., will acquire 100% of Gemfield Resources LLC, owner of the Goldfield District Project (“Goldfield”), from Waterton Nevada Splitter, LLC (“Waterton”) for US$206.5 million (US$175 million in cash at closing plus a US$31.5 million future milestone payment payable in cash or Centerra shares).

Goldfield is a conventional open-pit, heap leach project in late-stage development, located in a Tier 1 mining jurisdiction. It contains three known deposits: Gemfield, Goldfield Main and McMahon Ridge. The first pit for potential development is Gemfield. Centerra believes that the project has significant upside potential from its large, underexplored land position in an established mining area in Nevada that has produced more than 4 million ounces of gold historicallyi.

Highlights of the Transaction:

  Adds high-quality development project: Goldfield is anticipated to add meaningful future low-cost production to Centerra with a conventional open-pit heap leach mine with expected low capital intensity, similar to that of our operational Öksüt Mine in Turkey.
  Improves geographic profile and provides new platform of operation: Goldfield is located in a Tier 1 jurisdiction and enjoys strong local support. The acquisition increases Centerra's exposure to North America and provides an anchor asset that can act as a foothold for further opportunities in the United States. Centerra currently has five active exploration joint ventures in the United States and six in Canada.
  Short construction period: Goldfield is substantially de-risked. The Company plans to further refine existing technical studies undertaken to date by Waterton, with a resource estimate expected to be released in the first half of 2023 and an updated feasibility study thereafter.
  Leverages existing operational expertise: Goldfield is a conventional open-pit, heap leach project that can leverage development and operating expertise obtained at Centerra's Öksüt Mine which was constructed on time and under budget.
  Underexplored property that provides substantial upside potential: Large land position located in a prolific mining district which has produced over 4 million gold ouncesi. Centerra has identified numerous targets for drill-ready regional exploration, with the potential to expand known deposits and extend mine life.
  Extensive due diligence completed: Centerra’s review of Goldfield has been ongoing since 2020.

Scott Perry, President and Chief Executive Officer of Centerra, stated: “We are very excited to be adding this high-quality development project and its substantial Tier 1 jurisdiction land package to our portfolio. Similar to our Öksüt Mine, Goldfield will be a heap leach mine, with low initial capital outlay and low projected production costs.

Our experienced exploration and operational teams have intimate knowledge of an asset of this kind, and I feel confident that they will be able to successfully develop and execute on this project in the coming years, delivering another source of meaningful cash flow to Centerra.

Lastly, given the current strength of our balance sheet together with our significant projected free cash flow in 2022, acquiring Goldfield leaves Centerra in a position of flexibility to deliver on other shareholder friendly capital return initiatives that will be under consideration over time.”

For more information on Goldfield, presentation slides are available on Centerra Gold’s website: https://www.centerragold.com/investor/events-presentations

Centerra will host a conference call today to discuss the acquisition at 10:30 AM Eastern Time on Tuesday, February 22, 2022.

  North American participants may access the call toll-free at +1 877-302-3634.
  International participants may access the call at +1 416-981-9023.

The conference call is being webcast by Notified (formerly Intrado Digital Media) and can be accessed live at Centerra Gold’s website at www.centerragold.com.

An audio recording of the call will be available approximately two hours after the call via telephone until midnight Eastern Time on March 8, 2022. The recording can be accessed by calling + 1 416 626-4100 or +1 800-558-5253 and using the passcode 22015888. In addition, the webcast will be archived on Centerra Gold’s website www.centerragold.com.

Transaction Terms

Consideration under the transaction is an initial cash payment of US$175 million payable at closing and an additional US$31.5 million deferred milestone payment, payable in cash or Centerra shares at Centerra’s option. The milestone payment shall become payable, among other things, upon the earlier of (i) the date that is 18 months following closing, or (ii) Centerra making a construction decision with respect to the project.

Advisors and Counsel

TD Securities Inc. acted as financial advisor to Centerra, and Stikeman Elliott LLP and Snell & Wilmer LLP acted as legal advisors to Centerra.

Caution Regarding Forward-Looking Information
Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: expectations in respect of the transaction, including its completion and the anticipated benefits and strategic rationale of the transaction; future prospects from the transaction, including the ability to unlock value through exploration and improved geographic profile for the Company; expected release of a resource estimate; expected mining and processing methods, low costs and mine life; the timing of definition phase, engineering and construction with respect to the Goldfield District Development Project (“Goldfield”); expected capital costs and 2022 free cash flow and cash provided by operating activities.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: completion of the transaction in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements governing the transaction; the accuracy of management’s assessment of the effects of the successful completion of the proposed transaction; strategic, legal, planning, financial, operational and other risks, including changes in project parameters as plans continue to be refined, changes in economic conditions, variations in ore reserves, grade or recovery rates, actual performance of plant, equipment or processes relative to specifications and expectations, volatility of mineral prices, ability to obtain government approvals and permits, worsening of COVID-19 pandemic, the making of a determination to proceed with the development of Goldfield on terms acceptable to Centerra and the factors and assumptions identified in Centerra’s news release dated January 18, 2022 in relation to the Company’s 2022 guidance. For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate as many factors and future events, both known and unknown, could cause actual results, performance, or achievements to vary or differ materially from the results, performance, or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of February 22, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances, or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre-development stage Kemess Underground Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com.

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i Ashley, R.P., 1990a, The Goldfield gold district, Esmeralda and Nye Counties, Nevada, in Shawe, D.R., and Ashley, R.P., eds., Epithermal Gold Deposits—Part 1: U.S. Geological Survey Bulletin 1857–H, p. H1–H7, https://pubs.usgs.gov/bul/1857h/report.pdf

PDF available: http://ml.globenewswire.com/Resource/Download/5ce2cc44-fcf2-44c4-b49d-26a352b0d9c7